EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited Third Quarter 2020 Financial Results

Revenues, Gross Margin and EPS all Exceed Guidance

TAINAN, Taiwan, Oct. 06, 2020 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the three months ended September 30th, 2020. The third quarter revenues, gross margin and EPS all exceeded the guidance issued on August 6th, 2020.

  Revenues were $239.9 million, an increase of 28.3% sequentially versus the guidance of an increase of around 20% sequentially. This represents an increase of 46.1% year-over-year.
  Gross Margin was around 22.3%, exceeding the guidance of being flat to slightly down from the 21.0% delivered in the second quarter of 2020. This represents an increase of 130 basis points sequentially and an increase of 280 basis points from 19.5% in the third quarter of 2019.
  IFRS earnings per diluted ADS were expected to be around 4.9 cents, exceeding the guidance of around 2.0 cents to 2.8 cents per diluted ADS. This represents an increase of 510.0% sequentially and 217.1% year-over-year.
  Non-IFRS earnings per diluted ADS were expected to be around 7.3 cents, exceeding the guidance of around 3.5 cents to 4.3 cents per diluted ADS. This represents an increase of 625.9% sequentially and 281.6% year-over-year.

“We are seeing continued strong business momentum across all our major business sectors in the fourth quarter. We will give further details in the next earnings call,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. The Company will provide its third quarter 2020 full financial report and fourth quarter guidance at the next conference call with investors and analysts in November. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phones, tablets, laptops, TVs, PC cameras, automobiles, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,915 patents granted and 551 patents pending approval worldwide as of September 30th, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.
http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880 Ext.60145
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22326
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Senior Vice President
Investor Relations -US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us